May 28, 2009
VIA EDGAR AND COURIER
Kevin Dougherty
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Re:	Verisk Analytics, Inc. Amendment #3 to the Registration Statement on Form S-1 Filed on April 13, 2009 File No. 333-152973
Ladies and Gentlemen:
     Verisk Analytics, Inc., a Delaware corporation (together with Insurance Services Office, Inc., the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, an Amendment No. 4 to its Registration Statement on Form S-1 (the “Amendment”) and the prospectus included therein (the “Prospectus”).
     On behalf of the Company, we are writing to respond to the comments raised in your letter to the Company dated May 8, 2009. The responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). For your convenience, copies of the Amendment are enclosed and have been marked to show changes from Amendment #3 to the Registration Statement on Form S-1 filed April 13, 2009. References to page numbers in our response are to page numbers in the Amendment. Capitalized terms defined in the Amendment and used in this letter but not otherwise defined herein have the meanings assigned to them in the Amendment.
Summary Consolidated Financial and Other Data, page 7
     1. Please revise to label as pro forma the earnings per share data you present in footnote (2) to your summary consolidated financial and other data.
     Response: The Company has revised its disclosure on page 9 of the Prospectus.
Market and Industry Data and Forecasts, page 20
     2. We note your disclosure that certain data and forecasts used in this prospectus predate the current economic downturn. Certain of the cited reports in your prospectus, such as IDC’s report on the growth in the business analytics services market, were prepared in early 2008. You also provide information on spending on professional and business information services in the U.S. from a 2008 report from Veronis Suhler Stevenson, updated from what was a 2006 report. Please supplementally provide us with the relevant portions of this report, consistent with our prior comment 6 from our letter dated September 8, 2008. Please also tell us your views regarding whether information extracted from these or any other reports prepared prior to the current economic downturn provide meaningful and reliable information to potential investors. Tell us what consideration you have given to including prominent disclosure concerning how economic conditions may affect the usefulness of the cited information, and how those conditions might affect any reports the study authors might prepare in the context of the substantial economic downturn. Tell us whether you are aware of similar market studies that have been prepared by the authors you cite, or others, after September 2008. Also tell us whether the conclusions of any more current reports vary materially from the ones you cite. Finally, tell us what consideration you have given to expanding the market survey information to include industry research reports that were prepared during the economic downturn.
     Response: The Company is supplementally submitting under separate cover a copy of the 2008 report from Veronis Suhler Stevenson. The Company supplementally advises the Staff that the information extracted from the reports cited are the most recent reports available and therefore are the most relevant and reliable information to be provided to investors. The Company has prominently stated under the headings “Market and Industry Data and Forecasts” and “Risk Factors” the fact that the studies predate the economic downturn and the risks to a potential investor of the economic downturn to the Company’s business. The Company is not aware of any similar market or industry research studies prepared after September 2008. Based on the Company’s industry perspective, it has no reason to believe that the information cited in the Amendment from the reports has become materially inaccurate.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Executive Summary, page 26
     3. You disclose in your executive compensation section that you use revenue growth and EBITDA margin growth as key indicators of the successful execution of your business strategy. However, in your MD&A you do not appear to provide a discussion of these or other key metrics that your management uses in assessing your performance and that would be material to investors. Please tell us what consideration you have given to expanding the executive summary section of your MD&A to include such a discussion. Please see Section III.A of SEC Release No. 33-8350 for further guidance.
     Response: The Company has revised its disclosure on pages 27 and 28 of the Prospectus.
Results of Operations
Year Ended December 31, 2008 Compared to Year Ended December 31, 2007
Risk Assessment Results of Operations
Cost of Revenues, page 33
     4. We note your disclosure that the Risk Assessment segment’s cost of revenues decreased due to a decrease in salaries and employee benefits costs from a reallocation of resources to selling, general and administrative projects. However, we also note your disclosures on pages 32, 34, and 35 that indicate headcounts impacting consolidated, Risk Assessment, and Decision Analytics SG&A expenses, respectively, remained relatively constant. Please clarify why a reallocation of resources from cost of sales to SG&A projects did not appear to impact the SG&A headcount in either of your segments or on a consolidated basis.
     Response: The reallocation of resources from cost of sales to SG&A projects of the Risk Assessment segment did not impact headcount because these are temporary changes in the activities performed by our employees. Our consolidated headcount has remained relatively constant, except for increases as a result of our acquisitions. The Company has revised its disclosure on page 38 of the Prospectus.

Critical Accounting Policies and Estimates
Stock-Based Compensation, page 43
     5. We remind you of our request to revise, upon determination of your IPO price, your disclosure to discuss each significant factor contributing to the difference between the estimated IPO price and the fair value of your common stock determined as of the date of each grant and equity-related issuance. This reconciliation should describe significant intervening events within the company and changes in the specific assumptions used as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.
     Response: At this time, given the volatility of the public trading market and the uncertainty of the timing of the Company’s initial public offering of shares of common stock, the Company and the underwriters have not yet agreed to a price range for the offering. The Company will provide additional disclosure on this topic supplementally to the Staff as such information becomes available.
Pension and Postretirement, page 45
     6. We note your statement that you base the discount rate for your pension and post-retirement plans on “market conditions and other data sources management considers reasonable based upon the profile of the remaining service life of eligible employees.” Please revise to clarify how recent market conditions impacted and what other data sources you considered in your selection of the discount rate at December 31, 2008.
     Response: The Company has revised its disclosure on page 51 of the Prospectus.
     7. You also indicate that your expected rate of return on plan assets is determined by taking into consideration your asset allocation, asset return data, historical return data, and the current economic environment. Please revise to more fully describe how you determine your estimated long-term rate of return including the time horizon used, your current investment allocation, and how current market conditions impacted your assumptions at December 31, 2008.
     Response: The Company has revised its disclosure on page 51 of the Prospectus.
Executive Compensation
Compensation Discussion and Analysis
Base Salary, page 75
     8. We note your response to our prior comment 3 and your revised disclosure regarding your executive compensation plan for fiscal 2008. However, how you determine base salaries is still unclear. Please explain in greater detail the services that Frederick W. Cook & Co. provided to you during your 2008 review of the prevailing market level of salaries for comparable positions. Further, please explain what your assessment of prevailing market compensation practices for comparable positions entails, and disclose where your base salaries for your NEOs fall within the broad range of data that you consider in this assessment. Finally, confirm whether or not you use compensation data about other companies as a reference point on which—either wholly or in part—to base, justify, or provide a framework for compensation decisions. See Question 118.05 of the Compliance and Disclosure Interpretations of Regulation S-K.
     Response: The Company has revised its disclosure on pages 82 and 83 of the Prospectus.

     9. You disclose that your CEO determines base salaries for all NEOs, other than for himself, subject to the approval of the Compensation Committee. Please explain the role that your CEO plays in your annual assessment of prevailing market compensation practices for comparable positions, and discuss the process by which your CEO determines the other NEOs salary levels, and adjustments, from year-to-year.
     Response: The Company has revised its disclosure on page 82 of the Prospectus.
Annual Cash Incentive Awards, page 75
     10. In your response to our prior comment 4 you state that in describing compensation decisions for 2008 you have taken into account our prior comments to the extent relevant. Similar to your disclosure provided previously, you disclose that at the conclusion of each year, you establish performance goals for the coming year under your STI program. The specified performance goals for your fiscal 2008 compensation, once again, appear to primarily relate to growth in revenues and EBITDA margin. Based on the degree to which these goals were achieved, the aggregate STI pool for all eligible employees is determined. We note that this same process applies for the aggregate LTI pool funding. Accordingly, your revenue and EBITDA margin growth goals appear material to your compensation; yet, these goals are not disclosed, nor is your achievement relative to such goals. These performance targets should be disclosed, unless you can demonstrate to us that disclosure of the particular targets would cause competitive harm. Please advise.
     Response: The Company has included a new section entitled “2008 Variable Compensation Goals” on page 84 of the Prospectus.
     11. Please also clarify, as part of your year-end analysis, how you determine the level of aggregate STI and LTI pool funding, relative to your achievement of revenue and EBITDA margin growth goals. Within this, please tell us what consideration you gave to disclosing a complete picture of company performance, including minimum, target, and maximum levels of performance goals achieved and how achievement of such objectives resulted in the specific funding levels, if applicable.
     Response: The Company has included a new section entitled “2008 Variable Compensation Goals” on page 84 of the Prospectus.
Analysis of 2008 Variable Compensation, page 76
     12. In your response to our prior comment 5 you note that your compensation process has changed from that in the previous amendment. We note that you no longer appear to express STI awards as a percentage of base salary. For your NEOs other than CEO Coyne, the STI and LTI awards are based on the subjective evaluation of their individual performance and prevailing market compensation practices. You disclose various factors considered for each NEO, but there does not appear to be an analysis of how you arrived at their compensation levels awarded, and why you believe the amounts paid are appropriate in light of the various factors you considered. For example, please describe how you decided to award Scott G. Stephenson an STI award of $675,000, up from $600,000 in fiscal 2007, and why such award is appropriate for the continued improvement in the focus on your strategic initiatives and leadership in business development initiatives.
     Response: The Company has revised its disclosure on pages 84 and 85 of the Prospectus. The Company advises the Staff that although the Company’s financial performance is a factor taken into consideration, the specific amount of an increase in any component of an NEO’s 2008 compensation, including Mr. Stephenson’s, is not tied directly to an overall Company financial performance metric but rather reflects a subjective determination by the Compensation

Committee or Mr. Coyne, as the case may be, that the amount of the increase is appropriate based on the matters considered as set forth in the Prospectus.
     13. Unlike other NEOs, the STI award for CEO Coyne appears to be based solely on evaluation of company performance, which appears to primarily relate to revenue and EBITDA margin growth goals. Please explain how you decided to award CEO Coyne an STI award of $2.8 million, up from $2.0 million in fiscal 2007, and why you believe that this award is appropriate in light of the degree of achievement of your pre-established performance goals.
     Response: The Company has revised its disclosure on page 85 of the Prospectus. The Company advises the Staff that although the Company’s financial performance is a factor taken into consideration, the specific amount of an increase in any component of Mr. Coyne’s compensation is not tied directly to an overall Company financial performance metric but rather reflects a subjective determination by the Compensation Committee that the amount of the increase is appropriate based on the matters considered as set forth in the Prospectus.
     14. Please also explain the relationship, if any, between payouts to each NEO from your STI program versus your LTI program. We note your disclosure that CEO Coyne did not receive any LTI award, but there does not appear to be a discussion for your other NEOs of how compensation decisions regarding one element of incentive compensation impacted levels of compensation derived from other elements.
     Response: The Company has revised its disclosure on page 84 of the Prospectus.
Executive Compensation and Benefits, page 78
     15. Please revise your summary compensation table to include the 2007 compensation data that was previously provided. See Instruction 1 to the Instructions to Item 402(c) of Regulation S-K. Also, please tell us what consideration you have given to including a discussion of the 2009 compensation to be provided to your named executive officers. See Instruction 2 to the Instructions to Item 402(b) of Regulation S-K.
     Response: The Company has revised its disclosure on page 87 of the Prospectus. The Company has disclosed on pages 83 and 84 that beginning in 2010, Mr. Coyne will be considered for option awards annually. Otherwise, the Company has not made any determinations about future compensation that could affect an investor’s fair understanding of the NEOs compensation disclosed in the Company’s Compensation Discussion and Analysis.
     Insurance Services Office, Inc. Consolidated Financial Statements as of December 31, 2007 and 2008 and for the Years Ended December 31, 2006, 2007, and 2008
Notes to Consolidated Financial Statements
2. Basis of Presentation and Summary of Significant Accounting Policies
(j) Stock Based Compensation. page F-15
     16. We note you increased your expected volatility in fiscal 2008, and such expected volatility was based on an average of the historical stock prices of a group of the Company’s peers over the most recent period commensurate with the expected term of the stock option award. Please explain to us how averaging the stock prices of a group of the Company’s peers to compute expected volatility complies with paragraph A3I of SFAS 123R. As part of your response, please tell us the peer companies you used and how you considered footnote 60 of SFAS 123R when selecting those peer companies.
     Response: The Company has revised its disclosure on page F-43 to more accurately reflect the calculation performed by management in order to compute estimated volatility. The Company’s volatility assumption of 28.15 percent for options granted subsequent to January 1, 2008 was estimated based on the average volatility of eight companies’ daily annualized historical volatilities commensurate with the expected term of our March 1, 2008 award. The Company utilized an average of the calculated volatility of each of the individual companies to arrive at the estimated volatility utilized in its Black-Scholes valuation. Upon receipt of your comment, the Company believes the prior disclosure may have been interpreted such that the volatility utilized was computed using a single measure of volatility over the period based on the daily average of the closing stock price of each of the companies. Rather, the historical volatility for each company calculated on an individual basis was averaged by the Company to calculate a measure of the estimated volatility of its stock as a public company.
     Paragraph A31 of SFAS 123(R) states that an entity’s estimate of expected volatility should be reasonable and supportable, but does not specify a method of estimating expected volatility.
     Paragraph A32 provides a list of factors that should be considered in estimating expected volatility. This paragraph states that a newly public entity or nonpublic entity might base its expected volatility on similar public entities. In evaluating similarity, an entity should consider factors such as industry, stage of life cycle, size and financial leverage.
     SEC Staff Accounting Bulletin Topic 14, Share-Based Payment, D. Certain Assumptions Used in Valuation Methods, Question 6 provides guidance for estimating volatility for newly public and nonpublic entities that do not have company specific historical or implied volatility information available. This guidance states that a newly public entity may base its estimate of expected volatility on the historical, expected or implied volatility of similar entities whose share or option prices are publicly available. In making its determination as to similarity, a newly public company would likely consider the industry, stage of life cycle, size and financial leverage of such other entities.
     The eight companies used in the analysis were peer companies that are publicly traded companies engaged in businesses that may be considered comparable to those of Verisk Analytics. While the Company believes there are no companies in the same exact business as Verisk, the Company was able to identify public companies that are information service providers and that have a similar business risk exposure and financial characteristics. The majority of the comparable companies either serves the insurance or financial services industries directly or has an important database and operates within the insurance and financial services industries in a manner similar to Verisk. These companies are included in the group of peer companies utilized in the determination of the quarterly share price of its Class A common stock. In addition, the Company believes that these companies are similar to Verisk with respect to leverage, size and stage in life-cycle that make these companies appropriate comparable entities for calculating the estimated volatility of its common stock.
Part II. Information Not Required in Prospectus
Item 15. Recent Sales of Unregistered Securities, page II-2
     17. You disclose that immediately prior to the completion of the proposed initial public offering you will undergo a corporate reorganization whereby the Class A and Class B common stock of ISO will be exchanged by the current stockholders for the common stock of Verisk on a one-for-one basis. Please provide your analysis for why you believe this exchange transaction is exempt from regulation. If you are relying on Section 4(2) of the Securities Act, for example, please disclose whether your stockholders are accredited or sophisticated with access to information.
     Response: The corporate reorganization would be effected by action of the Board of Directors of ISO without a vote of its stockholders pursuant to Section 251(g) of the Delaware General Corporation Law (the “DGCL”). Section 251(g) was enacted in order to permit a Delaware corporation to reoganize by merging with or into a direct or indirect wholly-owned subsidiary of a holding company without stockholder approval. Under a Section 251(g)

reorganization, appraisal rights are not available to any of the stockholders of the reorganizing company. The corporate reorganization will comply with the required provisions of Section 251(g). Under the relevant provisions of Section 251(g), the corporate reorganization may be consummated without soliciting or obtaining the vote or consent of ISO’s stockholders. Accordingly, ISO is not required, and does not intend, to solicit or obtain the vote or consent of its stockholders in order to consummate the corporate reorganization. Consequently, there is no investment decision to be made by ISO’s stockholders.
     In addition, we note that (i) shareholders will receive securities of the same class evidencing the same proportional interests in Verisk as those they held in ISO; (ii) the business conducted by Verisk will not change as a result of the corporate reorganization; (iii) the board of directors and officers of Verisk will be identical to the board of directors and officers of ISO as they were immediately prior to the consummation of the corporate reorganization; (iv) the rights and interests of the holders of Verisk’s common stock will be substantially the same as those they had as holders of ISO’s common stock; (v) Verisk was formed for the sole purpose of effecting the corporate reorganization and, prior to consummation of the corporate reorganization, will have no significant assets or liabilities; (vi) immediately following consummation of the corporate reorganization, Verisk will have substantially the same assets and liabilities as ISO had prior to consummation of the corporate reorganization on a consolidated basis; (vii) the common stock of Verisk will be issued solely as a part of the corporate reorganization of ISO into a holding company structure; and (viii) Verisk will have the same certificate of incorporation (other than the corporate name and other technical matters), bylaws and directors that ISO has immediately prior to the corporate reorganization.
     In light of the foregoing, it is our opinion that the corporate reorganization does not constitute a transaction which requires registration pursuant to Section 5 of the Securities Act of 1933, as amended.
     Please do not hesitate to contact the undersigned at the number above with any questions or comments regarding this filing.

Sincerely,
/s/ Richard J. Sandler

Richard J. Sandler

cc:	Barbara C. Jacobs (Securities and Exchange Commission, Division of Corporation Finance)
Mark Shannon (Securities and Exchange Commission, Division of Corporation Finance)
Craig D. Wilson (Securities and Exchange Commission, Division of Corporation Finance)

cc w/o encl.:	Kenneth E. Thompson (Verisk Analytics, Inc.) Eric J. Friedman (Skadden, Arps, Slate, Meagher & Flom LLP) Richard B. Aftanas (Skadden, Arps, Slate, Meagher & Flom LLP)